FOR IMMEDIATE RELEASE

For Information, Contact:
                                Seymour Holtzman, Chairman of the Board
                                Jeff Unger, Investor Relations
                                Designs, Inc.
                                (781) 444-7222

                                RJ Falkner & Company, Inc.
                                Investor Relations Counsel
                                (800) 377-9893
                                info@rjfalkner.com


          DESIGNS, INC. ANNOUNCES RESULTS OF DUTCH AUCTION TENDER OFFER

(Needham, MA, December 26, 2000) -- Designs, Inc. (NASDAQ/NMS: "DESI"), operator of Levi's(R) and Dockers(R) Outlet By Designs stores, today announced the results of its "Dutch Auction" tender offer, which expired at 5:00pm EST on December 22, 2000. The "Dutch Auction" tender offer commenced on November 15, 2000, as supplemented on December 18, 2000 and was for up to 1.5 million shares of the Company's Common Stock, while reserving the option to purchase up to an additional 1 million shares, at a price between $2.50 and $3.00 per share.

           Based on preliminary count by the depositary for the tender offer, 1,740,000 shares of common stock (including 47,881 shares tendered through guaranteed delivery procedures) were properly tendered at $2.50 per share, and not withdrawn.

           This tender is in excess of the 1,500,000 shares the Company had offered to purchase. Under applicable SEC regulations, up to an additional 315,639 shares, or 2% of the outstanding shares, may be purchased without further amending or extending the offer, as set forth in the offer to purchase. The Company has determined to exercise its right to purchase an additional 240,000 shares in the offer, which is within 2% of the outstanding shares.

           The final determination of the actual number of shares to be purchased are subject to final confirmation, the proper delivery of all shares tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures), and will be announced following completion of the confirmation process.

           Designs will promptly pay after final confirmation for those shares validly tendered, accepted and properly delivered promptly. Designs currently has approximately 15.8 million shares issued and outstanding. The Company expects to have approximately 14.1 million shares outstanding immediately following payment for the tendered shares. D.F. King & Co., Inc. acted as Information Agent in the tender offer.

           The discussion of forward-looking information requires management of the Company to make certain estimates and assumptions regarding the Company's strategic direction and the effect of such plans on the Company's financial results. The Company's actual results and the implementation of its plans and operations may differ materially from forward-looking statements made by the Company. The Company encourages readers of forwarding-looking information concerning the Company to refer to its prior filings with the Securities and Exchange Commission that set forth certain risks and uncertainties that may have an impact on future results and direction of the Company.

           Designs, Inc. operates 108 Levi's(R)Outlet by Designs and Dockers(R)Outlet by Designs stores. These stores are located in outlet parks and malls throughout the eastern United States and Puerto Rico.